Exhibit 99.1

Dogness (International) Corporation Closes $12 Million Offering

DONGGUAN, China, June 3, 2022 — Dogness (International) Corporation (“Dogness” or the “Company”) (NASDAQ: DOGZ), a developer and manufacturer of a comprehensive line of Dogness-branded, OEM and private label pet products, today announced that it closed a previously announced offering with institutional investors, raising approximately $12 million in gross proceeds from the sale of (i) an aggregate of 3,636,365 Class A common shares and (ii) warrants to purchase an aggregate of 2,181,819 Class A common shares to the investors. The Company plans to use the net proceeds from the offering for working capital and general business purposes, as it continues to focus on the growth of its business enhancing pet lifestyles through an expanding portfolio of traditional and smart tech products.

These securities were offered through a prospectus supplement pursuant to the Company’s effective shelf registration statement on Form F-3 (SEC File No. 333-229505) and base prospectus contained therein. A shelf registration statement relating to these securities was filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on February 13, 2019. A prospectus supplement related to the offering was filed with the SEC on June 3, 2022.

FT Global Capital, Inc. acted as the exclusive placement agent in connection with the offering.

Kaufman & Canoles, P.C. acted as counsel to the Company, and Morgan, Lewis & Bockius LLP acted as counsel to the placement agent in connection with the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. For further information regarding this transaction, please see the Form 6-K filed with the SEC at www.sec.gov.

About Dogness

Dogness (International) Corporation was founded in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness is able to simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. The Company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 200 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors. For more information, please visit: ir.dogness.com.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding lingering effects of the Covid-19 pandemic on our customers’ businesses and end purchasers’ disposable income, our ability to raise capital on any particular terms, fulfillment of customer orders, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, our ability to realize revenue from expanded operation and acquired assets in China and the U.S., our ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in our key focus areas, our ability to successfully complete and integrate potential acquisitions, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

For more information please contact:

David Pasquale,

Global IR Partners,

New York Office Phone: +1-914-337-8801

DOGZ@globalirpartners.com